SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     Report on Form 6-K dated June 28, 2005


                               _________________
                                     TECHNIP
                              (Name of Registrant)

                              6-8 allee de l'Arche
                       92973 Paris La Defense Cedex France
                    (Address of Principal Executive Offices)
                               _________________


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

   Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.

                                Yes: |_| No: |X|

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A description of the transition to International Financial Reporting Standards.

Transition to International Financial Reporting Standards ("IFRS")

1) Organization of the IFRS standards transition project

     Within the framework of the European Union's adoption of the International Financial Reporting Standards (IFRS), beginning January 1, 2005 all European companies listed on regulated exchanges must prepare their consolidated financial statements in accordance with IFRS. In order to meet the implementation deadlines in the best possible conditions, Technip S.A. (hereafter referred to "Technip" or "the Group") has taken a certain number of steps whose main characteristics are presented below.

     a) Step 1: key differences between IFRS and French accounting standards have been identified through a study launched within the Group in 2003. Summary findings have been routinely submitted to Technip's Audit Committee.

     b) Step 2: the IFRS opening balance sheet as of January 1, 2004 was derived as follows:

     o During 2004, the Group's finance division finalized its IFRS accounting options and submitted scenarios in successive Audit Committee meetings to assess the impact on equity of IFRS as at January 1, 2004.

     o Subsidiaries were informed of the IFRS accounting options chosen by the Group as well as the main impact they would have. They were required to identify and report the estimated impact that IFRS would have on their accounts. These documents were reviewed by their local external auditors. The Group then compiled an accounting principles manual which was sent to all subsidiaries.

     o On February 2, 2005, Technip issued a press release which provided preliminary unaudited estimates of the Group's opening balance sheet under IFRS as of January 1, 2004 as well as the expected IFRS impacts on the Group's 2005 consolidated accounts.

     o Opening balance sheet and shareholders' equity reconciliations as of January1, 2004 under IFRS are presented below.

     c) Step 3: presentation of 2004 Group consolidated accounts and 2005 quarterly accounts under IFRS:

     o Our first quarter 2005 results were compiled and published pursuant to IFRS and were compared to first quarter 2004 numbers, which were restated according to IFRS. Unaudited full year 2004 financial statements restated according to IFRS were also presented at that time. Please see our Current Report on Form 6-K that we submitted to the SEC on May 19, 2005.

     o Technip plans to issue its audited restated full year 2004 consolidated accounts under IFRS, as decided by the Board of Directors, at the end of the first half of 2005,

2) Description of the main options chosen

     o   The main options chosen under IFRS 1 are as follows:

         - Business combinations (IFRS 3): Technip has decided not to restate business combinations prior to January 1, 2004.

         - Fair value or revaluation as a deemed cost (IAS 16): Technip has decided not to record the fair value or revaluation of its assets as a deemed cost. On the other hand, Technip has analyzed and occasionally revised the depreciation periods and residual values of its main assets.

         - Employee benefits (IAS 19): Technip has decided to book against shareholders' equity unrecorded actuarial variances at the IFRS transition date and to subsequently apply the "corridor" method to any actuarial variances generated thereafter.

         - Cumulative translation adjustments (IFRS 1): as of January 1, 2004, Technip has decided to assume that the amount of the cumulative translation adjustments for all its activities abroad was nil.

         - Share based payments (IFRS 2): Technip has applied IFRS retroactively to all stock options attributed before January 1, 2004, including grants made before November 7, 2002.

         - Technip has taken the option to apply IFRS 4 to insurance contracts as of January 1, 2004. The application of this standard does not impact Technip's accounts.

         - For the other standards, the restatement of assets and liabilities as of January 1, 2004 was performed retrospectively as though these standards had always been applied.

     o Technip has decided to apply IAS 32/39 with effect from January 1, 2005. The main estimated impact of these standards on 2005 Group accounts is described below:

         - accounting for convertible bonds in accordance with the "split accounting" method (splitting the bond into separate debt and shareholders' equity components) results in an increase in shareholders' equity estimated of about (euro) 35 million as of January 1, 2005. This accounting treatment should generate an additional annual financial expense of around (euro) 17 million in both 2005 and 2006.

         - marking to market financial instruments (mainly the Group's foreign exchange risk hedging contracts) as reported in the balance sheet and recording currency translation adjustments, in the balance sheet and profit and loss statement.


3) Changes in accounting methods and procedures

     a) Presentation of financial statements (IAS 1)

     The accounts under French standards are presented in IFRS format to highlight the distinction between current and non-current assets and liabilities.

     The main restatement relative to IAS 1 as applied to Technip accounts is the cancellation of deferred expenses. All residual deferred expenses as of December 31,

2003 are therefore directly cancelled and offset against shareholders' equity in the opening balance sheet as of January 1, 2004, with the exception of deferred expenses and the reimbursement premium related to the convertible bond issue which is treated in a specific way as of January 1, 2005 pursuant to IAS 32 on compound financial instruments.


     b) Construction contracts (IAS 11)

     The application of IAS 11 to Technip's accounts entails the following adjustments:

     Overhead expenses have been reallocated such that the costs of "functional" activities are no longer attributable to contract costs (as opposed to "operating" activities which directly contribute added value to contracts). These "functional" costs are therefore expensed entirely during the year incurred.

     Bid costs on contracts are capitalized on a contract-by-contract basis when there is a strong probability that the contract will be secured. In the opposite case, these costs are expensed during the period incurred.

     Provisions for future costs on contracts delivered, as booked in the French GAAP consolidated accounts, are restated as "accrued expenses" upon provisional acceptance (or at another contractual milestone signifying delivery of the contract).

     Margins on certain minor contracts previously recorded in accordance with the completed method are henceforth processed in accordance with the percentage of completion method.

     Furthermore, in accordance with articles 41 to 43 of IAS 11, balance sheet assets and liabilities must present the "due from customer" and "due to customer" amounts.

     Also, when applicable, balance sheet liabilities must mention "advance payments received from clients" under each contract on a contract-by-contract basis for all construction contracts in progress at the closing date. This can be summarized as follows:

         - Any surplus amount collected in excess of sales as per contract terms and conditions corresponds to the "advance payments received from clients" item.

         -  the difference between:

            o (i) total costs incurred together with the recognised margin under the Group's accounting methods (especially any provisions for forseeable losses on contract when applicable), and

            o (ii) intermediate invoicing under the contract terms limited to work performed as measured by the revenue recognized under the Group's accounting methods is the "due from client" item or "due to client" depending on whether the difference is positive or negative.


     c) Property, plant & equipment (IAS 16)

     Application of IAS 16 on Technip accounts has resulted in the following reviews and adjustments:

         - The values used as a basis to calculate depreciation amounts have been reviewed and where necessary written off if a residual value remained at the end of their useful life..

         - Analysis of asset use periods has led in some cases to reviewing the depreciation schedules according to the useful lives of the main components.

     These differences have led the Group to record an increase in the net book value of its fixed assets in its opening balance sheet as at January 1, 2004.

     In accordance with French accounting standards, the Group's consolidated accounts include a "provision for dry docking" to cover inspection, major revision and replacements costs and expenses. This provision corresponds to the maintenance expenses it plans to incur on it vessels.

     In accordance with IFRS, dry docking expenses are analzsed as specific vessel components. They must therefore be capitalized and give rise to depreciation over a period defined by the period between two dry docking operations (between 3 and 5 years).

     This new method has led the Group to reverse from January 1t, 2004 all dry docking provisions as recorded in its consolidated balance sheet as at December 31, 2003.

     d) Leases (IAS 17)

     Technip has entered into a 12 year lease for its head office at La Defense (Paris, France), effective March 1, 2003. Under the terms of the lease, Technip was entitled to and took advantage of the first year of occupancy at no charge

     In the consolidated accounts under French GAAP, no rental expense was booked for the first year of occupancy.

     Under IFRS, an annual rental expense for the entire 12 year lease duration has been determined on the basis of a total lease value. This has led the Group to record a rental charge corresponding to the first year of occupancy in its opening balance sheet as of January 1, 2004.

     e) Employee benefits (IAS 19)

     As permitted under French accounting practices, Technip did not book all "Employee benefits" obligations in its consolidated balance sheet. Instead, these were disclosed according to the CNC recommendation 2003 R-01 as "off balance sheet items."

     Under IFRS, retirement plans and company benefits granted to the Group's workforce must give rise to actuarial valuations in accordance with a shared and harmonised process, especially in terms of the valuation assumption and method chosen. Moreover, hedging assets must be booked at their fair value.

     Technip appointed an independent actuary to exhaustively analyze the Group's social liabilities and to value these commitments in compliance with IAS
19. This project's report, issued at the end of March 2005, assessed the impact of IAS 19 on the opening balance sheet as of January 1, 2004.

     Consequently, the Group recorded its opening balance sheet as of January 1, 2004, the total acturial gains and losses, which were not recorded at the transition date.


     f) Current assets held for sale and discontinued activities (IFRS 5)

     Under IFRS, the assets and liabilities related to companies or activities in the process of being sold must be presented on distinct lines of the consolidated balance sheet. This standard requires valuation at the lowest current book value and disposal value, less sale costs, while the write-off of the transferred assets is also suspended.

SHAREHOLDERS' EQUITY RECONCILIATION TABLE: FRENCH GAAP TO IFRS


----------------------------------------------------------------------------------------------------------------------------------

Euros in millions                              French GAAP       IAS        IAS        IAS        IAS                   Other
                                                12.31.2003        1          11        2/16        17       IAS 19    Standards
----------------------------------------------------------------------------------------------------------------------------------
                                                                 (a)        (b)        (c)        (d)        (e)         (g)
----------------------------------------------------------------------------------------------------------------------------------
Consolidated Shareholders'Equity
Common Stock                                             72.4
Paid-In Surplus                                       1,250.4                                                                (0.1)
Treasury Shares and Shares Held by                      (9.7)
Subsidiaries
Cumulative Translation Adjustments                      (1.9)                                                                 1.9
Retained Earnings                                       646.5     (13.7)     (13.3)       23.8     (20.3)     (29.3)          0.5
Net Income (Loss)                                      (19.7)
                                             -------------------------------------------------------------------------------------
                         Shareholders'Equity          1,938.0     (13.7)     (13.3)       23.8     (20.3)     (29.3)          2.3
                                             -------------------------------------------------------------------------------------
                          Minority Interests              9.2                                                                 0.3
----------------------------------------------------------------------------------------------------------------------------------

--------------------------------------

                           IFRS
 Total Restatements     01-01-2004
--------------------------------------

--------------------------------------

                                  72.4
                 (0.1)         1,250.3
                                 (9.7)

                 1.9
                (52.3)           594.2
                                (19.7)
--------------------------------------
                (50.5)         1,887.5
--------------------------------------
                 0.3               9.5
--------------------------------------




BALANCE SHEET RECONCILIATION TABLE - ASSETS: FRENCH GAAP TO IFRS

----------------------------------------------------------------------------------------------------------------------------
                                          French GAAP       IAS        IAS        IAS        IAS       IAS       IFRS
Euros in  millions                        12.31.2003        1           11        2/ 16      17        19          5

----------------------------------------------------------------------------------------------------------------------------
                                  Notes                    (a)          (b)         (c)      (d)      (e)        (f)
----------------------------------------------------------------------------------------------------------------------------
Non-Current Assets
Intangible Assets, net                          2,497.0     (0.8)                   0.1                          (4.0)
Property, Plant and Equipment, net                738.5                            20.8                         (18.1)
Equity Affiliates                                   2.1
Other Financial Assets                              8.4     (3.0)                                                (0.5)
Deferred Tax Assets                               120.1      20.9                                     13.9
Assets Held for Sale                                                                                  (3.3)      131.0
                                        ------------------------------------------------------------------------------------
                     Non-Current Assets         3,366.1      17.1                   20.4              10.6       108.4
                                        ------------------------------------------------------------------------------------

Current Assets
Inventories, net                                   73.6                     (5.3)   (2.7)                         (0.7)
Construction Contracts - due from               6,368.2                 (6,014.7)                                (36.4)
client
Advances to Suppliers                             244.6
Account Receivables, net                          755.6                    (33.5)                                (40.8)
Tax Receivables                                    39.8
Other Current Assets, net                         267.8    (89.7)                                                 (6.4)
Cash and Cash Equivalents                         892.4                                                          (24.1)
                                        ------------------------------------------------------------------------------------
                         Current Assets         8,642.0    (89.7)       (6,053.5)   (2.7)                       (108.4)
                                        ------------------------------------------------------------------------------------


                           TOTAL ASSETS        12,008.1    (72.6)       (6,053.5)   17.7              10.6
----------------------------------------------------------------------------------------------------------------------------

------------------------------------------------
   Other           Total             IFRS
 Standards     Restatements       01-01-2004

------------------------------------------------
    (g)
------------------------------------------------

    (4.6)             (9.3)           2,487.7
      0.1               2.3             740.8
      4.4               4.4               6.5
    (0.2)             (3.7)               4.7
     10.0              44.8             164.9
                      127.7             127.7
---------------------------------------------
      9.7             166.2           3,532.3
---------------------------------------------


                      (8.7)              64.9
                  (6,051.1)             317.1

    (2.3)             (2.3)             242.3
      0.1            (74.2)             681.4
     46.3              46.3              86.1
   (42.0)           (138.1)             129.7
                     (24.1)             868.3
---------------------------------------------
      2.1         (6,252.2)           2,389.8
---------------------------------------------
     11.8         (6,086.0)           5,922.1
---------------------------------------------



BALANCE SHEET RECONCILIATION TABLE - SHAREHOLDERS' EQUITY AND LIABILITIES: FRENCH GAAP TO IFRS
-----------------------------------------------------------------------------------------------------------------------------------
                                               French GAAP       IAS          IAS         IAS        IAS      IAS 19      IFRS
Euros in  millions                              12.31.2003        1           11         2/ 16       17                    5

-----------------------------------------------------------------------------------------------------------------------------------
                                                                 (a)          (b)         (c)        (d)       (e)        (f)
-----------------------------------------------------------------------------------------------------------------------------------
Shareholders'Equity
Common Stock                                             72.4
Paid-in-Surplus                                       1,250.4
Treasury Shares and Shares Held by                      (9.7)
Subsidiaries
Cumulative Translation Adjustment                      (1 .9)
Retained Earnings                                       646.5     (13.7)        (13.3)       23.8    (20.3)     (29.3)
Net Income (Loss)                                      (19.7)
                                             --------------------------------------------------------------------------------------
                        Shareholders' Equity          1,938.0     (13.7)        (13.3)       23.8    (20.3)     (29.3)
                                             --------------------------------------------------------------------------------------
                          Minority Interests              9.2
                                             --------------------------------------------------------------------------------------
Non-Current Liabilities
Convertible Bond Issue Loan                             800.0     (58.9)
Other Financial Liabilities                             187.7
Commitments and Contingencies                           101.2                      0.1      (6.1)                 39.9     (14.9)
Deferred Tax Liabilities                                162.5
Liabilities Held for Sale                                                                                                   109.4
                                             --------------------------------------------------------------------------------------
                    Non -Current Liabilities          1,251.4     (58.9)           0.1                            39.9       94.5
                                             --------------------------------------------------------------------------------------
                                                                                                                                  -
Current Liabilities
Short-Term Part of Long-Term Debt                       226.3
Accrued Liabilities                                     222.9                   (98.9)                                      (6.6)
  Advance Payments received from Client               7,047.8                (6,039.7)                                     (32.4)



-----------------------------------------------
    Other            Total            IFRS
  Standards      Restatements      01-01-2004

-----------------------------------------------
     (g)
-----------------------------------------------
                                       72.4
     (0.1)             (0.1)        1,250.3
                                       -9.7

       1.9               1.9
       0.5            (52.3)          594.2
                                      -19.7
-------------------------------------------
       2.3            (50.5)        1,887.5
-------------------------------------------
       0.3               0.3            9.5
-------------------------------------------

                      (58.9)          741.1
     (1.8)             (1.8)          185.9
     (0.1)              18.9          120.1
       7.7               7.7          170.2
                       109.4          109.4
-------------------------------------------
       5.8              75.3        1,326.7
-------------------------------------------
       1.9               1.9          228.2
       0.2           (105.3)          117.6
     (0.8)         (6,072.9)          974.9



Account Payables                                        783.1                                                              (36.1)
Construction Contracts - Due to Client                                            16.1
Tax Liabilities                                         111.3
Other Current Liabilities                               418.1                     82.2                 20.3                (19.4)
                                             --------------------------------------------------------------------------------------
                         Current Liabilities          8,809.5                (6,040.3)                 20.3                (94.5)
                                             --------------------------------------------------------------------------------------
   TOTAL LIABILITIES AND SHAREHOLDERS'EQUITY        12,008.1      (72.6)     (6,053.5)       17.7       0.0       10.6        0.0
-----------------------------------------------------------------------------------------------------------------------------------


          0.1            (36.0)          747.1
                           16.1           16.1
                                         111.3
          2.0              85.1          503.2
----------------------------------------------
          3.4         (6,111.1)        2 698.4
----------------------------------------------
         11.8         (6,086.0)        5 922.1
----------------------------------------------


         (a) IAS 1: the impact on the opening shareholders' equity amounts to M(euro) (13.7) and includes the cancellation of deferred expenses for M(euro) (4.2) net of tax as well as cancellation of foreign exchange unrealised gains for M(euro) (9.5) net of tax.

         Under the assets of the balance sheet, cancellation of other receivables totalling M(euro) (89.7) relates to:

            - The reclassification of the reimbursement premium and issuance costs related to the convertible bond issue entered under the assets for respective amounts of M(euro) 51.6 and M(euro) 7.3, less the convertible bond issue entered under the liabilities;

            - Cancellation of cumulative translation adjustments in the assets for a total of M(euro) 9.5;

            - Cancellation of the amount of deferred tax asset on the reclassification of costs incurred to acquire Coflexip net of tax into the value of securities for M(euro) 16.8;

            -  Cancellation of deferred expenses, net of tax, M(euro) or 4.2.

         The balance sheet liabilities include expenses related to the convertible bond issue for M(euro) (58.9), corresponding to M(euro) (51.6) under the reimbursement premium net of write-offs recorded in the assets and outstanding expenses to be allocated to the issuance costs for M(euro) (7.3).


         (b) IAS 11: the impact on the opening shareholders' equity totals M(euro) (13.3) and includes the following restatements on construction contracts:

            - reallocation under overhead expenses previously allocated to building contracts for a total of M(euro) (9.9);

            - allocation to bid costs previously recorded under contract costs for M(euro) (3.8);

            - margin recognition according to the percentage of completion method on certain minor contracts previously accounted for under the completed method, i.e. a positive impact of M(euro) 0.4.

            Regarding the presentation of the consolidated balance sheet, the items related to assets on construction contracts (including the margin and any foreseeable losses) are offset with progress payments on contracts under the liabilities as previously described. This results in reclassifying M (euro)6,014.7 under the assets and M(euro)6,023.6 under the liabilities.

            Moreover, "provisions for future costs" on delivered contracts have been reclassified under "accrued expenses" for M(euro) 70.4.


         (c) IAS 2 & 16: The impact on the opening shareholders' equity of IAS 16 and IAS 2 amounts to M(euro) 23.8 of which M(euro) 12.2 correspond to the write-back of provisions for "dry docking" for M(euro) 6.1 on one hand, and the capitalization of "dry docking" expenses for M(euro) 6.1 on the other hand. The increase in net value of fixed assets comes from the revaluation of factories and vessels, i.e. M(euro) 11.7.

            Moreover, the effects identified pursuant to IAS 2 regarding inventories have been presented with the IAS 16 incidences for the sake of simplification. These adjustments relate to the reclassification of certain spare parts from inventory to fixed assets accounts for a gross value of M(euro) 2.7 together with an additional depreciation amount of M(euro) 0.2. As a result, the net book value of spare parts is therefore increased by M(euro) 2.5.

         (d) IAS 17: The impact on the opening shareholders' equity, i.e. M(euro) 20.3 before income tax, corresponds to the adjustment on the Technip building rent for the first year of occupancy as previously described. This adjustment results in the recognition of a debt of M(euro) 20.3 against shareholders' equity. The corresponding income tax impact is presented under the IAS 12 heading "Income tax" for M(euro) 7.2.

         (e) IAS 19: Adjustments corresponding to the valuation of employee benefits and the booking of total actuarial gains and losses not recognised at the transition date have entailed recording a net tax impact of M(euro) (29.3) on the opening shareholders' equity. This results in the consolidated balance-sheet in:

               o recording additional provisions for employee benefits, net of hedging assets, for M(euro) 39.9 under liabilities,

               o booking of a deferred tax asset of M(euro) 13.9 as well as deducting from "assets held for sale held for sale" the reversal of provisions for employee benefits (3.3 M(euro)) associated to companies being sold off under assets.

         (f) IFRS 5: under this standard the balance sheet must distinctly present the assets and liabilities related to companies being held for sale as of January 1,2004. None of these reclassifications impacts the opening shareholder's equity.

            This mainly concerns 75% of the shareholdings in EHR, IG Spa and KTI Spa which were disposed of in 2004. This heading also contains office buildings (located in Boulogne and Westhill) for M(euro)
            13.1. These assets, deducted at their net values and reclassified from "Property, Plant and Equipment" to "assets held for sale", were disposed of during 2004.

            The balance of Property, Plant and Equipment undergoing reclassification and totalling M(euro) 5.0 relates to the previously mentioned companies.


         (g) Other standards, in particular IAS 12: the main aim is to reflect the income tax impact of other standards and certain reclassifications in the balance sheet:

         -  The IAS 12 impact on shareholders' equity is an increase of M(euro)
            2.3 mainly corresponding to the tax effects calculated on additional social liabilities, which are presented net of taxes (cf (e)). The tax impact of other standards relates to the following IFRS adjustments:

               - Recognition of a deferred tax asset of M(euro) 7.2 on the additional rental charge booked on the Technip building (cf
                   (d)).
               - Recognition of a deferred tax asset on adjustments related to construction contracts for M(euro) 4.4.
               - Cancellation of a deferred tax asset of M(euro) 1.6 as a result of the capitalization of dry docking expenses.
               - Recognition of a deferred tax liability of M(euro) 7.7 on the adjustment on Property, Plant and Equipment (cf (c)).

         - The reclassification of cumulative translation adjustments within shareholders' equity M(euro) (1.9).

         - Inclusion in the value of securities accounted for under the equity method of goodwill amount recognized following their acquisition and previously booked as intangible assets (IAS 28 "Accounting for investments in associates>>). This adjustment applies to Nargan securities, which in this specific instance underwent a revaluation of M(euro) 4.4.

                                    SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: June 28, 2005                     TECHNIP

                                        By:    /s/ OLIVIER DUBOIS
                                               -----------------------------
                                        Name:  Olivier Dubois
                                        Title: Senior Executive Vice President
                                               Finance and Control